

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

March 25, 2008

VIA U.S. MAIL

Mr. Andrew H. Beck
Senior Vice President and Chief Financial Officer
AGCO Corporation
4205 River Green Parkway
Duluth, Georgia 30096

> **RE:** **AGCO Corporation**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 001-12930**

Dear Mr. Beck:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Brian Cascio
Accounting Branch Chief